   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 6, 1998
                                                 REGISTRATION NO. 333-41649
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                _______________

                                AMENDMENT NO. 2
                                      TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                _______________

                                     AVIRON
             (Exact name of Registrant as specified in its charter)

           DELAWARE                                        77-0309686
(State or other jurisdiction of                  (I.R.S. Employer Identification
incorporation or organization)                              Number)

                                _______________

                           297 NORTH BERNARDO AVENUE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 919-6500
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                _______________

                             J. LEIGHTON READ, M.D.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           297 NORTH BERNANDO AVENUE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 919-6500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                _______________

                                   COPIES TO:

                            ALAN C. MENDELSON, ESQ.
                            ROBERT J. BRIGHAM, ESQ.
                               COOLEY GODWARD LLP
                             FIVE PALO ALTO SQUARE
                              3000 EL CAMINO REAL
                            PALO ALTO, CA 94306-2155
                                 (650) 843-5000

                                _______________

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                                _______________

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this Form is filed in a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [ ]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                _______________

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                       PROPOSED MAXIMUM       PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF             AMOUNT TO BE          OFFERING              AGGREGATE              AMOUNT OF
SECURITIES TO BE REGISTERED           REGISTERED       PRICE PER SHARE        OFFERING PRICE         REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value        1,714,286           $21.94(1)              $37,611,435(1)         $11,398(1)
                                        600,000            23.31(2)               13,986,000(2)           4,239(2)
=====================================================================================================================

(1) Estimated in accordance with Rule 457(c) solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of the Company's Common Stock as reported on the Nasdaq National Market System on December 3, 1997. The fee for these shares has previously been paid.

(2) Estimated in accordance with Rule 457(c) solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of the Company's Common Stock as reported on the Nasdaq National Market System on April 3, 1998.

                                _______________

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED APRIL 6, 1998

PROSPECTUS

                                2,314,286 SHARES


                                     AVIRON


                                  COMMON STOCK

                              ___________________


     This Prospectus relates to 2,314,286 shares of Aviron ("Aviron" or the "Company") Common Stock, par value $.001 (the "Common Stock"), which are being offered and sold by a certain stockholder of the Company (the "Selling Stockholder"). The Selling Stockholder, directly or through agents, broker-dealers or underwriters, may sell the Common Stock offered hereby from time to time on terms to be determined at the time of sale, in transactions on the Nasdaq National Market or in privately negotiated transactions or in a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at a price related to such prevailing prices or at negotiated prices. The Selling Stockholder may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principal or both (which compensation to a particular broker-dealer may be in excess of customary commissions). The Company will not receive any proceeds from the sale of shares by the Selling Stockholder. See "Selling Stockholder" and "Plan of Distribution."

     The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "AVIR." The last reported sales price of the Company's Common Stock on the Nasdaq National Market on April 3, 1998 was $22.9375 per share.

                              ____________________

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGES 9-19.

                             _____________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


     No underwriting commissions or discounts will be paid by the Company in connection with this offering. Estimated expenses payable by the Company in connection with this offering are $45,000. The aggregate proceeds to the Selling Stockholder from the Common Stock will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. See "Plan of Distribution."

     The Selling Stockholder and any agents, broker-dealers or underwriters that participate in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), and any commission received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting discounts or commissions under the Act. The Company has agreed to indemnify the Selling Stockholder and certain other persons against certain liabilities, including liabilities under the Act.

The date of this Prospectus is ___________ __, ____

   No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, imply that the information herein is correct as of any date subsequent to the date hereof.


                            ADDITIONAL INFORMATION

     A Registration Statement on Form S-3 relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, 13th Floor, New York, New York 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511, and copies of all or any part thereof may be obtained from the Public Reference Branch of the Commission upon the payment of certain fees prescribed by the Commission. The Commission maintains a World-Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

                            AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at 500 West Madison St., Suite 1400, Chicago, Illinois 60661. Copies may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Commission under the Exchange Act (File No. 0-20815) are hereby incorporated by reference into this Prospectus:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed on March 17, 1998, as amended March 31, 1998, including all material incorporated by reference therein.


     (b) The Company's Proxy Statement for its 1997 Annual Meeting of Stockholders, filed April 28, 1997; and

     (c) The Company's Current Report on Form 8-K dated March 17, 1998, filed April 1, 1998.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently-filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such request may be directed to: Investor Relations, Aviron, 297 North Bernardo Avenue, Mountain View, California 94043.

                                    SUMMARY

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," appearing elsewhere in this Prospectus or incorporated by reference in this Prospectus.

                                  THE COMPANY

     Aviron is a biopharmaceutical company whose focus is the prevention of disease through innovative vaccine technology. The Company's goal is to become a leader in the discovery, development, manufacture and marketing of vaccines which are sufficiently cost effective to justify their use in immunization programs targeting the general population. Aviron's vaccine programs are based on both classical live virus vaccine attenuation techniques and the Company's proprietary genetic engineering technologies. Live virus vaccines, such as those for smallpox, polio, measles, mumps, rubella and chicken pox, have had a long record of success in preventing, and in some cases eliminating, disease.

     The Company's lead product candidate, a cold adapted influenza vaccine delivered as an intranasal spray, has been tested in over 5,000 infants, children, adults and elderly persons and has been shown to provide a high protection rate against influenza with minimal adverse effects in a pivotal Phase III clinical trial in children. Aviron is developing this live vaccine for widespread annual use in children, healthy adults and high risk adults. The Company has initiated Phase II clinical trials for a live intranasal vaccine for Parainfluenza Virus Type 3 ("PIV-3") to protect against croup. The Company also is developing a subunit vaccine for Epstein-Barr Virus ("EBV") to protect against mononucleosis, in collaboration with SmithKline Beecham Biologicals, S.A. ("SmithKline Beecham"), which entered Phase I clinical trials in Europe in October 1997. Aviron is also using its proprietary Rational Vaccine Design technologies to discover new live virus vaccines. Rational Vaccine Design involves the addition of antigenic information to enhance the virus' stimulation of the immune system, the deletion or modification of virulence proteins, or the alteration of the virus' genetic control signals to slow down its replication. The Company is applying these technologies to develop vaccine candidates for diseases caused by Cytomegalovirus ("CMV"), Herpes Simplex Virus Type 2 ("'HSV-2") and Respiratory Syncytial Virus ("RSV").


     Influenza. Influenza affects 35 to 50 million Americans each year resulting in approximately 20,000 deaths annually, primarily in the elderly, despite the availability of an injectable inactivated vaccine that has been reported to be 60% to 90% effective. The United States Food and Drug Administration (the "FDA") estimates that approximately 80 million doses of the injectable influenza vaccine were manufactured for use in the United States in 1997. Experts suggest that, although over half of Americans at high risk for complications from influenza receive the annual influenza vaccine, relatively few of the 70 million children under the age of 18 are vaccinated.


     In July 1997, the National Institute of Allergy and Infectious Diseases ("NIAID") of the National Institutes of Health ("NIH") and the Company announced the results of an initial analysis of the first stage of a pivotal Phase III clinical trial of Aviron's live cold adapted intranasal influenza vaccine involving 1,602 children. In this trial, the vaccine demonstrated a 93% protection rate against culture-confirmed influenza in those children receiving two doses of the vaccine, the primary endpoint of the study. Only 1% of the children who received two doses experienced culture-confirmed influenza, compared to 18% of those receiving placebo. These results were statistically significant. The clinical investigators have submitted the findings of this trial for publication in a peer-reviewed medical journal. The Company is conducting the second stage of this Phase III clinical trial in 1,358 children who participated in the first stage of this trial to collect immunogenicity data, as well as additional safety and efficacy data. In 1996, the Company completed a challenge efficacy study of this vaccine in 92 adults which demonstrated an 85% protection rate compared to placebo, against culture-confirmed influenza. These results were also statistically significant. Previously, Aviron conducted Phase I/II clinical trials of this vaccine in approximately 600 children and healthy adults.

     The cold adapted influenza vaccine elicits an immune response similar to that of the natural infection by stimulating mucosal immunity in the nose, cellular components of the immune system and circulating antibodies. Aviron intends to develop the live cold adapted influenza vaccine for widespread annual use in children and adults, and for co-administration with the inactivated injectable vaccine for improved protection in the elderly. In addition, Aviron is developing a genetically engineered influenza vaccine that is intended to be a better immune stimulus in the elderly than either the cold adapted vaccine or the inactivated vaccine alone, and, therefore, more suitable for use as a single-dose vaccine in this population.

     Parainfluenza Virus Type 3. PIV-3 is a common respiratory virus of childhood which causes croup, cough, fever and pneumonia. Over 80% of children have been infected by age four, many having experienced several cases of PIV-3 infection. The Company has in-licensed the rights to a bovine PIV-3 ("bPIV-3") vaccine from the NIH which has been tested in over 100 infants, children and adults for prevention of PIV-3 illness. Aviron has submitted an IND for a Phase II clinical trial which the Company expects to begin by the end of 1997.

     Epstein-Barr Virus. EBV infects most people at some point in their lifetime. At least half of the approximately 10% of students who first become infected with the virus in high school and college develop infectious mononucleosis. EBV also has been shown to be a contributing factor in the development of certain types of cancer and lymphoma. The Company has delivered clinical trial materials to SmithKline Beecham to begin a Phase I clinical trial of the subunit vaccine, which was initiated by SmithKline Beecham in Europe in December 1997.

     Cytomegalovirus. Most people also become infected with CMV at some time in their lives, but the resulting disease is typically serious only for those with impaired immune systems or for babies of women infected in the first trimester of pregnancy. The Company has selected several Rational Vaccine Design candidates for clinical testing for the prevention of CMV disease.

     Herpes Simplex Virus Type 2. Genital herpes is an incurable disease characterized by recurrent, often painful genital sores, with over 700,000 new cases estimated in the United States each year. The company currently is developing and evaluating several Rational Vaccine Design candidates in preclinical models to create a prophylactic vaccine.

     Respiratory Syncytial Virus. RSV is the major cause of lower respiratory tract illness in the very young, responsible for over 90,000 hospitalizations and more than 4,000 deaths per year in the United States. Aviron is using its Rational Vaccine Design technology to develop intranasal vaccine candidates to prevent RSV disease.

     Aviron has entered into, and intends to enter into additional, selected collaborative agreements to gain access to complementary technologies, capabilities and financial support for its programs. In addition to acquiring rights from third parties to augment its Rational Vaccine Design technology and the cold adapted influenza vaccine technology, the Company has entered into a collaborative agreement with SmithKline Beecham covering worldwide rights to its EBV vaccine, and a collaboration with Sang-A Pharm. Co., Ltd. ("Sang-A") involving certain marketing and manufacturing rights to the Company's products in Korea. In addition, the Company entered into a contract manufacturing agreement with Evans Medical Limited, a subsidiary of Medeva plc ("Evans"), for the commercial manufacture of its cold adapted influenza vaccine.

RECENT DEVELOPMENTS

     In March 1998, $100,000,000 of 5 3/4% Convertible Subordinated Notes due 2005 (the "Notes") were issued by the Company and sold to "qualified institutional buyers" (as defined in Rule 144A of the Securities Act) and a limited number of other institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) in transactions exempt from registration under the Securities Act. The net proceeds to Aviron from the sale of the Notes were approximately $96.0 million. Of the net proceeds, approximately $13.3 million was used to repurchase 530,831 shares of Aviron Common Stock formerly held by Sang-A. The balance is expected to be used for clinical trials, regulatory submissions, manufacturing and marketing expenses in support of product launch for its cold adapted influenza vaccine; research and development, clinical testing, clinical trials and regulatory submissions for its other vaccine programs; and working capital.

     The Company was incorporated in California in April 1992 as Vector Pharmaceuticals, Inc., changed its name to Aviron in February 1993, and reincorporated in Delaware in November 1996. The Company's executive offices are located at 297 North Bernardo Avenue, Mountain View, California 94043, and its telephone number is (650) 919-6500.

                                  THE OFFERING


Shares offered..................   Up to 2,314,286 Shares, all of which are
                                   being offered by the Selling Stockholder.(1)

Use of Proceeds.................   The Company will not receive any of the
                                   proceeds from the sale of the Shares by the Selling Stockholder.

Nasdaq National Market Symbol...   AVIR.

------------

(1) 1,714,286 shares of Common Stock were issued by the Company pursuant to the Common Stock Purchase Agreement between the Company and Biotech Target, S.A. dated March 27, 1997; and 600,000 shares of Common Stock were issued by the Company pursuant to the conversion of Series C Preferred Stock which was purchased in October 1995.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

UNCERTAINTIES RELATED TO CLINICAL TRIALS

     In order to commercialize any of its products under development, the Company must demonstrate with substantial evidence through clinical trials and to the FDA's satisfaction that the product is safe and effective for use in the indications for which approval is requested. The results from preclinical testing and early clinical trials may not be predictive of results obtained in large clinical trials. Companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in various stages of clinical trials, even in advanced clinical trials after promising results had been obtained in earlier trials. The Company's vaccines are intended for use primarily in healthy individuals. To obtain regulatory approval, the Company must demonstrate safety and efficacy in healthy people, which likely will require a lengthier process and involve a larger number of trials and people than would be customary for clinical trials of therapeutics for disease management. There can be no assurance that the Company's clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. If the Company's cold adapted influenza vaccine is not shown to be safe and effective in Aviron's future clinical trials, the resulting delays in obtaining regulatory approvals for this vaccine, as well as the need for additional financing, would have a material adverse effect on the Company's business, financial condition and results of operations. A material incidence of adverse side effects during Aviron's clinical trials could have a negative impact on the marketing of the product.


     The Company's cold adapted influenza vaccine is a trivalent vaccine delivered as a nasal spray that is based on technology licensed from the NIH and the University of Michigan. Wyeth-Ayerst licensed certain rights to the vaccine in 1991 and was developing it for sale in collaboration with the NIH until relinquishing its rights in 1993. Formulations of the vaccine have been the subject of a number of clinical trials performed by the NIAID and others. The Company has reviewed the data from these trials and believes that it can submit such data in partial support of its application for regulatory approval of its cold adapted influenza vaccine from the FDA. The Company did not participate in these trials and cannot be confident in the accuracy of the data collected. Very few of the trials involved a trivalent vaccine delivered as a nasal spray, but instead typically used formulations of monovalent or bivalent vaccine delivered as nasal drops. The Company has performed and is in the process of performing additional trials of its cold adapted influenza vaccine candidate to support its application to the FDA. There can be no assurance that the data from these third-party trials are accurate, that the Company will be able to obtain favorable results from its own trials, or that the Company can complete these trials on a timely basis, or at all.

     In the case of the Company's cold adapted influenza vaccine, the Company is seeking FDA approval for indications in children, healthy adults, and for co-administration with the inactivated injectable vaccine in high risk adults, including the elderly. As a result, the Company's clinical trials will need to demonstrate to the FDA's satisfaction safety and efficacy of the vaccine in each of these target populations. The data necessary to calculate the primary endpoints in the Company's pivotal Phase III clinical trial of its live cold adapted intranasal influenza vaccine in healthy children became available in July 1997. There can be no assurance that the analysis of the data regarding the primary endpoint announced by the Company and the conclusions drawn from this analysis will not change in the course of regulatory review for licensing. Such changes could have an adverse effect on the Company's product development efforts and its prospects for regulatory approval of the vaccine. The Company is conducting the second stage of its Phase III clinical trial in healthy children during the 1997/98 influenza season. There can be no assurance that the results of the second stage of this trial will support the results of the first stage of this trial. Failure to do so could have an adverse effect on the regulatory approval or labeling of the cold adapted intranasal influenza vaccine and could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company currently plans to submit safety data to support labeling claims for use of the vaccine in healthy and high risk adults; however, the Company plans to submit efficacy data on only a limited number of people for these populations in its initial PLA filing. There can be no assurance that the FDA will consider this data to be sufficient to support indications for use of the vaccine in healthy or high risk adults. To the extent that the FDA does not find such data submitted by the Company sufficient to support product approval for one or more indications, the Company's commercialization of the vaccine may be substantially delayed for one or more of its target populations. In this connection, the Company could be required to commence and complete additional clinical trials to generate additional safety and efficacy data to support product approval for one or more of its target populations.

     The completion of the Company's clinical trials may be delayed by many factors. For example, delays may be encountered in enrolling a sufficient number of people fitting the appropriate trial profile, preparing the modified vaccine strain for certain influenza seasons, or manufacturing clinical trial materials. The Company's late-stage clinical trials of its live cold adapted influenza vaccine must be conducted during the influenza season and must be commenced early enough in the approximately five-month season so that subjects may be vaccinated well in advance of a challenge by the wild-type virus. Were the influenza season to commence earlier than anticipated, the number of subjects that could participate in a particular study might be reduced in that season due to the subjects' possible exposure to wild-type influenza virus. Additionally, there is a risk that there will not be enough natural influenza in the community in a given influenza season to achieve statistically significant results from clinical trials. There can be no assurance that delays in, or termination of, clinical trials will not occur. Any delays in, or termination of, the Company's clinical trial efforts could have a material adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that the Company's development efforts will be successful, that required regulatory approvals, including those with respect to IND, PLA and ELA applications, will be obtained or that any products, if introduced, will be successfully marketed.

UNCERTAINTIES RELATED TO EARLY STAGE OF DEVELOPMENT; TECHNOLOGICAL UNCERTAINTY

     Aviron commenced its operations in April 1992 and until recently was a development stage company. All of the Company's product candidates are in the research or development stage. With the exception of two in-licensed product candidates, none of the Company's proposed products has yet been approved for clinical trials. To date, the Company has had no revenue from product sales and all of its resources have been dedicated to the development of vaccines. There can be no assurance that product revenues will be realized on a timely basis, if ever.

     The development of safe and effective live vaccines for the prevention of viral diseases such as influenza, parainfluenza and other target diseases is highly uncertain and subject to numerous risks. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may be found ineffective or cause harmful side effects during preclinical testing or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance or be precluded from commercialization by proprietary rights of third parties. Aviron has not yet requested or received the regulatory approvals that are required to market its products. Aviron does not expect that any of its proposed products will be ready for commercialization until at least the 1999/2000 influenza season, if at all. The Company's estimate of the potential timing of commercialization of its proposed products is a forward-looking statement that is subject to risks and uncertainties and actual results may vary materially as a result of a number of factors. Such factors include those described under "-- Uncertainties Related to Clinical Trials," " -- Lack of Manufacturing Experience; Reliance on Contract Manufacturers," and "-- Stability of Cold Adapted Influenza Vaccine." To achieve profitability, the Company, alone or with others, must successfully identify, develop, test, manufacture and market its products. There can be no assurance that Aviron will succeed in the development and marketing of any product. Any potential product requires significant additional investment, development, preclinical testing and clinical trials prior to potential regulatory approval and commercialization.

NEED FOR ANNUAL REASSORTMENT; LACK OF MANUFACTURING EXPERIENCE; RELIANCE ON CONTRACT MANUFACTURERS

     Influenza viruses have a high mutation rate and the surface antigens of influenza viruses that induce protective immunity are variable from year to year. Each spring, the FDA and CDC determine circulating influenza strains that will be included in the following season's influenza vaccines. As a result, manufacturers of vaccines, including Aviron, must modify their influenza vaccines each year to include the selected strains in a form that meets FDA guidelines, within an approximately six-month period, in order to make them available before the influenza season. If the Company were unable to develop an influenza vaccine for a particular year that meets FDA and CDC guidelines and establish a manufacturing process for the vaccine, its business, financial condition and results of operations would be materially adversely affected. No assurance can be given that delays in preparing vaccines for use in clinical trials or commercial sales will not be encountered.

     The Company currently does not have facilities to manufacture the cold adapted influenza vaccine and has no experience with clinical or commercial manufacture of this potential product. All of the cold adapted vaccine material used in the Company's early stage clinical trials has been supplied solely by Evans pursuant to the Evans Clinical Agreement. Evans is one of four companies licensed by the FDA to produce influenza vaccine for sale in the United States, and produces its own injectable inactivated influenza vaccine that could compete with the Company's cold adapted influenza vaccine. Under the Evans Clinical Agreement, Evans also is collaborating with Aviron to develop a liquid formulation of the cold adapted influenza vaccine requiring only refrigeration rather than frozen storage. The Company believes that a liquid formulation will be required to address markets outside the United States and Canada.

     The Company initially plans to obtain any commercial quantities of its cold adapted influenza vaccine product from Evans. Pursuant to the Evans Commercial Agreement, Evans has agreed to manufacture the Company's needs for bulk product through the 2001/2002 influenza season. In October 1997, the Company entered into a nonexclusive arrangement with PCI for blending, filling, packaging and labeling of its cold adapted influenza vaccine in the United States until October 2004. In the event of better than expected market acceptance, the Company may be capacity-constrained on its supply of vaccine through at least the 2000/2001 influenza season. In order to secure future production capacity, Aviron may extend and expand its existing arrangements, collaborate with other third parties, or establish its own manufacturing facilities. Using an alternative supplier or building a proprietary facility would require a substantial amount of funds and additional clinical trials and testing. There can be no assurance that an alternative source of supply will be established on a timely basis, or that the Company will have or be able to obtain funds sufficient for building or equipping a new facility. In addition, as part of the regulatory approval process, before commercial launch of the cold adapted influenza vaccine, the Company will need to obtain approval of an ELA for its own facility and the PCI facility, and Evans must obtain an ELA for its facility. Subsequent establishment of alternative sources of supply or manufacturing would require approval of a subsequent ELA for each such facility.

     The production of the Company's cold adapted influenza vaccine is subject to the availability of a large number of specific pathogen-free hen eggs, for which there are currently a limited number of suppliers. The Company has been purchasing its egg requirement from a single supplier on a purchase order basis, rather than pursuant to any long term contractual arrangements. Contamination or disruption of this source of supply would adversely affect the ability to manufacture the Company's cold adapted influenza vaccine. The production of the cold adapted influenza vaccine is also subject to the availability of the device for delivery of the vaccine intranasally. The Company has been purchasing intranasal delivery devices from a single supplier on a purchase order basis, rather than pursuant to any long term contractual arrangements. There can be no assurance that these suppliers will provide timely and adequate supplies of these product components and raw materials. In addition, the Company depends on the submission by the delivery device manufacturer of a DMF for separate review by regulatory authorities. The Company will reference the DMF as part of the PLA submission for the cold adapted influenza vaccine.

     The production and marketing of influenza vaccine is highly seasonal. Because most cases of influenza occur in winter, the majority of influenza vaccinations in the Northern Hemisphere occur between September and December of a given year. If the Company were unable to develop an influenza vaccine for a particular year that meets FDA and CDC guidelines, the Company would receive no revenues from an influenza vaccine for that influenza season, which would materially adversely affect the Company's business, financial condition and results of operation, given the relatively fixed nature of its operating expenses over the short term. Failure of one of the Company's suppliers to deliver timely and sufficient supplies to the Company, if it caused the Company to be unable to deliver vaccines during the peak demand period for the influenza season, would have a disproportionately adverse effect on the Company's financial results.

     The Company currently does not have facilities to manufacture any of its other potential products in commercial quantities and has no experience with commercial manufacture of vaccine products. To manufacture its other potential products for large-scale clinical trials or on a commercial scale, the Company may be required to build a large-scale manufacturing facility, which would require a significant amount of funds. The scale-up of manufacturing for commercial production would require the Company to develop advanced manufacturing techniques and rigorous process controls. However, no assurance can be given as to the ability of the Company to produce commercial quantities of its potential products in compliance with applicable regulations or at an acceptable cost, or at all.

     The Company is alternatively considering the use of contract manufacturers for the commercial production of its other potential products. The Company is aware of only a limited number of manufacturers which it believes have the ability and capacity to manufacture its other potential products in a timely manner. There can be no assurance that the Company would be able to contract with any of these companies for the manufacture of its products on acceptable terms, if at all. If the Company enters into an agreement with a third-party manufacturer, it may be required to relinquish control of the manufacturing process, which could adversely affect the Company's results of operations. Furthermore, a third-party manufacturer also will be required to manufacture the Company's products in compliance with state and federal regulations. Failure of any such third-party manufacturer to comply with state and federal regulations and to deliver the required quantities on a timely basis and at commercially reasonable prices would materially adversely affect the Company's business, financial condition and results of operations. No assurance can be given that the Company, alone or with a third party, will be able to make the transition to commercial production of its potential products successfully, if at all, or that if successful, the Company will be able to maintain such production.


STABILITY OF COLD ADAPTED INFLUENZA VACCINE

     The Company's current frozen formulation of the cold adapted influenza vaccine is being designed to meet an acceptable level of stability for the U.S. market initially targeted by the Company. In addition to its current frozen formulation, the Company is exploring alternative formulations and presentations for the vaccine which may enable improved distribution and longer shelf life. There can be no assurance that the Company will succeed in achieving adequate product stability for the current frozen formulation of its live cold adapted influenza vaccine, that the Company's efforts to produce such alternative formulations will be successful, or that such alternative formulations will actually enable improved distribution and longer shelf life.

NEED FOR FUTURE FUNDING; UNCERTAINTY OF ACCESS TO CAPITAL

     The Company's operations to date have consumed substantial and increasing amounts of cash. The negative cash flow from operations is expected to continue and to accelerate in the foreseeable future. The development of the Company's technology and proposed products will require a commitment of substantial funds to conduct the costly and time-consuming research, preclinical testing and clinical trials necessary to develop and optimize such technology and proposed products, to establish manufacturing, marketing and sales capabilities and to bring any such products to market. The Company's future capital requirements will depend upon many factors, including continued scientific progress in the research and development of the Company's technology and vaccine programs, the size and complexity of these programs, the ability of the Company to establish and maintain collaborative arrangements, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims or trade secrets and product commercialization activities.

     The Company anticipates that revenues from existing collaborations and current balances of cash, cash equivalents and marketable securities, will enable it to maintain its current and planned operations through 1999. The estimate of the time period in which these capital resources will be sufficient to meet the Company's capital requirements is a forward-looking statement that is subject to risks and uncertainties and the amounts and timing of the expenditures by the Company may vary materially depending on numerous factors, such as the status of the Company's research and development efforts, the regulatory approval process, technological advances, determinations as to commercial potential, the terms of collaborative agreements entered into by the Company, the status of competitive products and the possibility of the Company's construction of a commercial manufacturing facility for its potential products. In particular, if the Company were to construct and equip such a manufacturing facility during this period, the Company anticipates that it would likely begin to make substantial additional capital expenditures in the second half of 1998 and beyond, which may require the Company to seek additional funding. In addition, the Company's research and development expenditures will vary as projects are added, extended or terminated and as a result of variations in funding from existing or future collaborative agreements. The Company is seeking additional collaborative agreements with corporate partners and may seek additional funding through public or private equity or debt financing. There can be no assurance that any additional collaborative agreements will be entered into or that additional financing will be available on acceptable terms, if at all. If additional funds are raised by issuing equity securities, further dilution to stockholders may result. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research or development programs or to obtain funds through collaborative arrangements with others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself, which could materially adversely affect the Company's business, financial condition and results of operations.

UNCERTAINTY OF FUTURE PROFITABILITY; ACCUMULATED DEFICIT

     The Company has experienced significant and increasing operating losses since its inception in April 1992. As of December 31, 1997, the Company had an accumulated deficit of approximately $66.4 million. Aviron has not received any product revenue to date and does not expect to generate revenues from the sale of products for several years, if at all. The Company expects to incur significant and increasing operating losses over at least the next several years as the Company's research and development efforts, preclinical testing and clinical trial activities expand. The Company's ability to achieve profitability, or to refinance its obligations with respect to its indebtedness, depends in part upon its ability, alone or with others, to complete development of its proposed products, to obtain required regulatory approvals and to successfully manufacture and market such products. To the extent that the Company is unable to obtain third-party funding for expenses, the Company expects that its increased expenses will result in increased losses from operations. There can be no assurance that Aviron will obtain required regulatory approvals or successfully identify, develop, test, manufacture and market any product candidates, or that the Company will ever achieve product revenues or profitability. There can be no assurance that the Company's revenues, operating results, cash flow and capital resources if and once generated will be sufficient for payment of its indebtedness in the future. In the absence of such revenues, operating results, cash flow and capital resources or in the event of any such delays or other problems, the Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations, and there can be no assurance as to the timing of such sales or the proceeds that the Company could realize therefrom.


UNCERTAINTY OF PROTECTION OF PATENTS AND PROPRIETARY RIGHTS; DEPENDENCE ON TRADE SECRETS

     The Company's success will depend in part on its ability to maintain its technology licenses, maintain trade secrets, obtain patents and operate without infringing the proprietary rights of others, both in the United States and in other countries. Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first to make the inventions covered by each of its pending patent applications or that it was the first to file patent applications for such inventions. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions, and therefore the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability, cannot be predicted. There can be no assurance that any of the Company's or its licensors' patents or patent applications will issue or, if issued, will not be reexamined, reissued, opposed, challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company.

     In May 1996, American Cyanamid Company filed an opposition to the grant of the Company's European patent with claims directed to chimeric negative strand RNA viruses and to methods of engineering these viruses to express foreign proteins and antigens. American Cyanamid Company primarily challenges the breadth of the claims which the Company was granted. Although the Company is responding to the opposition, no assurance can be given as to the scope of the claims, if any, which the European Patent Office ultimately will find patentable. Failure of the Company to prevail in the opposition would impede the Company's ability to prevent competitors from using this technology in Europe.


     The commercial success of Aviron additionally will depend, in part, upon the Company not infringing patents issued to others. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in the areas of the Company's programs. Some of these patent applications or patents may limit the scope of claims issuing from the Company's patent applications, prevent certain claims from being issued, or conflict in certain respects with claims made under the Company's applications.

     The Company is aware of patent applications that have been filed by others that may pertain to certain aspects of the Company's programs or to its patents or patent applications, including the patents related to the Company's RSV vaccine under development. The Company is aware of a claim by a third party, regarding inventorship of subject matter claimed in a United States patent which, along with its related foreign counterpart patents and applications, is licensed to the Company and which is directed to certain aspects of technology relating to herpes viruses. This claim may also relate to a pending United States patent application which is a continuation of the licensed patent. It is presently unclear whether this claim of inventorship is valid, and, if valid, it could affect ownership of the subject United States patent and patent application as well as their foreign counterparts.

     If patents have been or are issued to others containing preclusive or conflicting claims and such claims are ultimately determined to be valid, the Company may be required to obtain licenses to these patents or to develop or obtain alternative technology. No assurance can be given that patents have not been issued, or will not be issued, to third parties that contain preclusive or conflicting claims with respect to the cold adapted influenza vaccine or any of the Company's other programs. The Company's breach of an existing license or failure to obtain a license to technology required to commercialize its products may have a material adverse effect on the Company's business, financial condition and results of operations. Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued to the Company or to determine the scope and validity of third-party proprietary rights. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties and require the Company to license disputed rights from third parties or to cease using such technology.


     The patent laws of European and certain other foreign countries generally do not allow for the issuance of patents for methods of treatment of the human body. To the extent the Company's patent portfolio includes claims for methods of treating humans, these methods may not be protectable in Europe and certain other foreign countries.

     The Company also relies on trade secrets to protect its technology, especially where patent protection is not believed to be appropriate or obtainable. Certain of the Company's licensors also rely on trade secrets to protect technology which has been licensed to Aviron, and as a result, the Company is dependent on the efforts of such licensors to protect such trade secrets. For example, the University of Michigan relies, in part, on trade secrets to protect the master strains of the cold adapted influenza virus used by the Company and the NIH relies in part on trade secrets to protect the master strains of the bPIV-3 virus. Aviron protects its proprietary technology and processes, in part, by confidentiality agreements or material transfer agreements with its employees, consultants, collaborators and certain contractors. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets or those of its licensors will not otherwise become known or be independently discovered by competitors. To the extent that Aviron or its consultants or research collaborators use intellectual property owned by others in their work for the Company, disputes may also arise as to the rights in related or resulting know-how and inventions. See "-- Lack of Patent Protection of Cold Adapted Influenza Master Donor Strains."


LACK OF PATENT PROTECTION OF COLD ADAPTED INFLUENZA MASTER DONOR STRAINS

     The Company has no issued patents covering the cold adapted influenza master donor strains. The Company's rights to the master donor strains are substantially based on an exclusive worldwide license of materials and know-how from the University of Michigan, which owns the master donor strains from which the Company's vaccine is derived, and on an exclusive license of know-how and clinical trial data from the NIH. Neither the University of Michigan nor the NIH has been issued any patents covering the cold adapted influenza vaccine. There can be no assurance that a third party will not gain access by some means to University of Michigan master donor strains, reproduce the Company's cold adapted influenza vaccine or develop another live virus influenza vaccine which might be comparable to Aviron's in terms of safety and effectiveness. See "-- Uncertainty of Protection of Patents and Proprietary Rights; Dependence on Trade Secrets."

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVALS

     The production and marketing of the Company's products and its ongoing research and development activities are subject to extensive regulation by numerous government authorities in the United States and other countries. Prior to marketing in the United States, any product developed by the Company must undergo rigorous preclinical testing and clinical trials and an extensive regulatory approval process implemented by the FDA under the Food, Drug and Cosmetic Act. Satisfaction of such regulatory requirements, which includes demonstrating that the product is both safe and effective, typically takes several years or more depending upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. This process may be more demanding for vaccines intended for use in healthy people compared to therapeutics used for treatment of people with diseases. Preclinical studies must be conducted in compliance with the FDA's Good Laboratory Practice regulations. Clinical testing must meet requirements for Institutional Review Board oversight and informed consent, as well as FDA prior review, oversight and Good Clinical Practice regulations. The Company has limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval. Furthermore, the Company or the FDA may suspend clinical trials at any time if either believes that the subjects participating in such trials are being exposed to unacceptable health risks.

     The Company understands that its vaccine products will be classified by the FDA as "biologic products," as opposed to "drug products." The steps ordinarily required before a biologic product may be marketed in the United States include
(a) preclinical testing and clinical trials; (b) the submission to the FDA of an IND, which must become effective before clinical trials may commence; (c) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug; (d) the submission to the FDA of a PLA, together with an ELA for each manufacturing facility; and (e) FDA approval of the applications, including approval of all product labeling.

     Preclinical testing includes laboratory evaluation of product chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of each product. The results of the preclinical tests are submitted to the FDA as part of an IND and are reviewed by the FDA before the commencement of clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials or that the lack of an objection means that the FDA will ultimately approve an application for marketing approval.

     Before receiving FDA approval to market a product in accordance with the above procedures, the Company will have to demonstrate that the product is safe and effective. Data obtained from preclinical testing and clinical trials are susceptible to varying interpretations which could delay, limit or prevent regulatory approvals. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Similar delays may also be encountered in foreign countries. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained for any products developed by the Company. If regulatory approval of a product is granted, such approval and related labeling claims will be limited to those specific segments of the population for which the product is safe and effective, as demonstrated through clinical trials. Furthermore, approval may entail ongoing requirements for post-marketing studies. Even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections. The regulatory standards for manufacturing are currently being applied stringently by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including costly recalls or even withdrawal of the product from the market. There can be no assurance that any product developed by the Company alone or in conjunction with others will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive or maintain marketing approval.

     The Company believes that the approval process for vaccines may be longer than for therapeutic products, since vaccines are administered to healthy individuals. In addition, regulatory scrutiny may be particularly intense for products, such as Aviron's cold adapted influenza vaccine, which are designed to be given to healthy children.

     Outside the United States, the Company's ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union (the "EU"), procedures are available to companies wishing to market a product in more than one EU member state. If the regulatory authorities are satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process includes all of the risks associated with FDA approval set forth above.

UNCERTAINTY OF MARKET ACCEPTANCE

     Even if the requisite regulatory approvals are obtained for the Company's potential products, uncertainty exists as to whether such products will be accepted in United States or foreign markets. The Company believes, for example, that widespread use of the Company's proposed vaccines in the United States is unlikely without positive recommendations from the ACIP, the AAP or the American College of Physicians. There can be no assurance that such authorities will recommend the use of the Company's proposed products. The lack of such recommendations would have a material adverse effect on the Company's business, financial condition and results of operations.

     A number of additional factors may affect the rate and overall market acceptance of Aviron's cold adapted influenza vaccine and any other products which may be developed by the Company, including the safety and efficacy results in the Company's clinical trials, the rate of adoption of Aviron's vaccines by health care practitioners, the rate of vaccine acceptance by the target population, the success of the CDC in selecting proper strains to be included in each season's vaccine and the perceived effectiveness of influenza vaccines generally, the timing of market entry relative to competitive products, the availability of alternative technologies, the price of the Company's products relative to alternative technologies, the means and frequency of administration of such products, the availability of third-party reimbursement and the extent of marketing and sales efforts by the Company, collaborative partners and third-party distributors or agents retained by the Company. Side effects, such as the runny nose, sore throat or fever seen in a minority of clinical trial participants, or unfavorable publicity concerning Aviron's products or any product incorporating live virus vaccines could have an adverse effect on the Company's ability to obtain physician, patient or third-party payor acceptance and efforts to sell the Company's products. The Company's current formulation of the cold adapted influenza vaccine requires frozen storage, which may adversely affect market acceptance in certain foreign countries where adequate freezer capacity is not commonly available. There can be no assurance that physicians, patients or third-party payors will accept new live virus vaccine products or any of the Company's products as readily as other types of vaccines, or at all.


LACK OF MARKETING EXPERIENCE; DEPENDENCE ON THIRD PARTIES

     Primary care physicians, including pediatricians, family practitioners, general practitioners, and internists, are expected to play a major role in influencing decisions by individuals to obtain influenza prophylaxis for themselves or their children and the choice of type of immunization. For the cold adapted influenza vaccine to be widely adopted, it will likely be necessary to engage the efforts of an experienced pharmaceutical sales force, in addition to obtaining recommendations for the vaccine's use from advisory bodies such as the ACIP and AAP. Aviron currently has no direct sales or distribution capability nor does it intend to build a large pharmaceutical sales force itself. Rather, the Company intends to obtain these services through collaboration with one or more major pharmaceutical companies in the United States and elsewhere. The Company is currently evaluating the capabilities of a number of such potential partners and expects to conclude one or more agreements as part of its commercialization strategy. No assurance can be given that the Company will be successful in negotiating an arrangement in a timely fashion or that such an agreement will be on favorable terms to the Company.

     The successful commercialization of the Company's products is dependent in part upon the ability of the Company to maintain existing and enter into additional collaborative agreements with corporate partners for the development, testing and marketing of certain of its vaccines and upon the ability of these third parties to perform their responsibilities. The amount and timing of resources devoted to these activities is not within the control of the Company. There can be no assurance that any such agreements or arrangements will be available on terms acceptable to the Company, if at all, that such third parties would perform their obligations as expected, or that any revenue would be derived from such arrangements. If Aviron is not able to enter into such agreements or arrangements, it could encounter delays in introducing its products into the market or be forced to limit the scope of its commercialization activities. If the Company were to market products directly, significant additional expenditures, management resources and time would be required to develop a sales and marketing staff within the Company. In addition, the Company would also be competing with other companies that currently have experienced and well-funded marketing and sales operations. There can be no assurance that the Company will be able to establish its own sales and marketing force or that any such force, if established, would be successful in gaining market acceptance for any products that may be developed by the Company.


INTENSE COMPETITION AND RISK OF TECHNOLOGICAL OBSOLESCENCE

     The Company operates in a rapidly evolving field. Any product developed by the Company would compete with existing and new drugs and vaccines being created by pharmaceutical, biopharmaceutical and biotechnology companies. If the Company were able to successfully develop its vaccines, it would be competing with larger companies that have already introduced vaccines and have significantly greater marketing, sales, manufacturing, financial and managerial resources. For example, with respect to its cold adapted influenza vaccine, the Company will be competing against larger companies such as Pasteur Merieux Connaught, Wyeth-Ayerst, and Evans, the supplier of the Company's cold adapted influenza vaccine. Each of these companies sells the injectable inactivated influenza vaccine in the United States, has significantly greater financial resources than Aviron and has established marketing and distribution channels for such products. In addition the Company is aware of efforts to develop improved inactivated injectable influenza vaccines by Chiron (Chiron Biocine Division) and others; intranasally administered inactivated vaccines by Swiss Serum and Vaccine Institute, Biovector Therapeutics, S.A. and Virus Research Institute; a "naked DNA" vaccine by Merck Research Laboratories; and a commercially available cold adapted influenza vaccine in Russia. Further, the Company is aware of several large pharmaceutical companies that alone or with partners are developing new drug therapies designed to relieve the symptoms of influenza. The Company is also aware of several companies that are marketing or are in late-stage development of products to prevent CMV or HSV disease, including Glaxo Wellcome plc ("Glaxo"), and a cold adapted PIV-3 vaccine developed with NIH support which is licensed to Wyeth-Ayerst.

     New developments are expected to continue in the pharmaceutical, biopharmaceutical and biotechnology industries and in academia, government agencies and other research organizations. Other companies may succeed in developing products that are safer, more effective or less costly than any that may be developed by the Company. Such companies may also be more effective than the Company in the production and marketing of their products. Furthermore, rapid technological development by competitors may result in the Company's products becoming obsolete before the Company is able to recover its research, development or commercialization expenses incurred in connection with any such product. Many potential competitors have substantially greater financial, technical, marketing and sales resources than the Company. Some of these companies also have considerable experience in preclinical testing, clinical trials and other regulatory approval procedures. Moreover, certain academic institutions, government agencies and other research organizations are conducting research in areas in which the Company is working. These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology that they have developed. These institutions may also market competitive commercial products on their own or through joint ventures.

     Aviron believes that competition in the markets it is addressing will continue to be intense. The vaccine industry is characterized by intense price competition, and the Company anticipates that it will face this and other forms of competition. There can be no assurance that pharmaceutical, biopharmaceutical and biotechnology companies will not develop more effective products than those of the Company or will not market and sell their products more effectively than the Company, which would have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON COLLABORATIVE AGREEMENTS

     The Company's strategy for the development, clinical trials, manufacturing and commercialization of certain of its products includes maintaining and entering into various collaborations with corporate partners, licensors, licensees and others. The Company in-licensed its cold adapted influenza vaccine from the NIAID and the University of Michigan. It has obtained rights to certain recombinant negative strand RNA technology from Mount Sinai, and rights to the herpes simplex viruses, EBV and various recombinant methods and materials from ARCH. The Company has entered into agreements with SmithKline Beecham for the development of its EBV vaccine, with Sang-A for clinical development, manufacturing and development rights for certain products in Korea and certain Asian countries (not including Japan), and has licensed from the NIAID rights covering its PIV-3 vaccine. There can be no assurance that the Company will be able to maintain existing collaborative agreements, negotiate collaborative arrangements in the future on acceptable terms, if at all, or that any such collaborative arrangements will be successful. To the extent that the Company is not able to maintain or establish such arrangements, the Company would be required to undertake product development and commercialization activities at its own expense, which would increase the Company's capital requirements or require the Company to limit the scope of its development and commercialization activities. In addition, the Company may encounter significant delays in introducing its products into certain markets or find that the development, manufacture or sale of its products in such markets is adversely affected by the absence of such collaborative agreements. ARCH has recently asserted an interpretation of the financial terms of this agreement with the Company, relating to the license by Aviron of its EBV technology to SmithKline Beecham, which would require the Company to pay ARCH one-half of any future or past payments (including sub-license fees and milestone payments) received by Aviron under the SB Agreement. The Company disputes ARCH's interpretation of the financial terms of the agreement. No assurance can be given, however, that the Company's interpretation will prevail. Failure of the Company to prevail in this matter could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company cannot control the amount and timing of resources which its collaborative partners devote to the Company's programs or potential products, which may vary, because of factors unrelated to the potential products. If any of the Company's collaborative partners breach or terminate their agreements with the Company or otherwise fail to conduct their collaborative activities in a timely manner, the preclinical or clinical development or commercialization of product candidates or research programs will be delayed and the Company would be required to devote additional resources to product development and commercialization, or terminate certain development programs. These relationships generally may be terminated at the discretion of the Company's collaborative partners, in some cases with only limited notice to the Company. The termination of collaborative arrangements could have a material adverse effect on the Company's business, financial condition and results of operations. There also can be no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements between collaborators and the Company could lead to delays in the collaborative research, development or commercialization of certain product candidates, or could result in litigation or arbitration, which would be time consuming and expensive, and would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, Aviron's collaborative partners may develop, either alone or with others, products that compete with the development and marketing of the Company's products. Competing products of the Company's collaborative partners may result in their withdrawal of support with respect to all or a portion of the Company's technology, which would have a material adverse effect on the Company's business, financial condition and results of operations.

VOLATILITY OF COMMON STOCK PRICE

     The market prices for securities of pharmaceutical, biopharmaceutical and biotechnology companies have historically been highly volatile. The market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, factors such as fluctuations in the Company's operating results, future sales of Common Stock, announcements of technological innovations or new therapeutic products by the Company or its competitors, announcements regarding collaborative agreements, clinical trial results, government regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by the Company or others, changes in reimbursement policies, comments made by securities analysts and general market conditions can have an adverse effect on the market price of the Common Stock. In particular, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on such market price.

POTENTIAL ADVERSE EFFECTS OF SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial amount of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock.

Of the shares outstanding, all are freely tradable without restriction or further registration under the Securities Act, except for (i) 747,481 shares held by directors and executive officers of the Company, (ii) up to 3,235,827 shares of Common Stock issuable upon conversion of the Notes and (iii) the shares being registered pursuant to this Form S-3.

RISK OF PRODUCT LIABILITY; UNCERTAINTY OF AVAILABILITY OF INSURANCE

     The Company's business exposes it to potential product liability risks that are inherent in the testing, manufacturing and marketing of vaccines. The Company has obtained clinical trial liability insurance for its clinical trials, but there can be no assurance that it will be able to maintain adequate insurance for its clinical trials. The Company also intends to seek product liability insurance in the future for products approved for marketing, if any. However, no assurance can be given that the Company will be able to acquire or maintain insurance or that insurance can be acquired or maintained at a reasonable cost or in sufficient amounts to protect the Company. There can be no assurance that insurance coverage and the resources of the Company would be sufficient to satisfy any liability, resulting from product liability claims. A successful product liability, claim or series of claims brought against the Company could have a material adverse effect on its business, financial condition and results of operations. The Company intends to seek inclusion of certain of its products in the United States National Vaccine Injury Compensation Program, a no-fault compensation program for claims against vaccine manufacturers, which administers a trust funded by excise taxes on sales of certain recommended childhood vaccines. There can be no assurance that this government program will continue or that the Company's proposed vaccines will be included in the program.

UNCERTAINTY RELATED TO PHARMACEUTICAL PRICING AND REIMBURSEMENT

     Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Recent initiatives to reduce the federal deficit and to reform health care delivery are increasing cost-containment efforts. The Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the health care delivery system. Any such proposed or actual changes could cause the Company or its collaborative partners to limit or eliminate spending on development projects. Legislative debate is expected to continue in the future, and market forces are expected to demand reduced costs. Aviron cannot predict what effect the adoption of any federal or state health care reform measures or future private sector reforms may have on its business.

     In both domestic and foreign markets, sales of the Company's proposed vaccines will depend in part upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. In addition, other third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that the Company's proposed products will be considered cost effective or that adequate third-party reimbursement will be available to enable Aviron to maintain price levels sufficient to realize an appropriate return on its investment in product development. Legislation and regulations affecting the pricing of pharmaceuticals may change before the Company's proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for medical products. If adequate coverage and reimbursement levels are not provided by the government and third-party payors for the Company's potential products, the market acceptance of these products would be adversely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations.

NEED TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS

     The Company is highly dependent on the principal members of its scientific and management staff. In addition, the Company relies on consultants and advisors, including its scientific advisors, to assist the Company in formulating its research and development strategy. Attracting and retaining qualified personnel, consultants and advisors will be critical to the Company's success. To pursue its product development and marketing plans, the Company will be required to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in conducting clinical trials, government regulation, manufacturing, marketing and sales. Expansion in the areas of product development, marketing and sales is also expected to require the addition of management personnel and the development of additional expertise by existing management personnel. The Company faces competition for qualified individuals from numerous pharmaceutical, biopharmaceutical and biotechnology companies, universities and other research institutions. There can be no assurance that the Company will be able to attract and retain such individuals.

     In addition, a portion of the Company's research and development is conducted under sponsored research programs with several universities and research institutions. The Company depends on the availability of a principal investigator for each such program, and the Company cannot assure that these individuals or their research staffs will be available to conduct research and development for Aviron. The Company's academic collaborators are not employees of the Company. As a result, the Company has limited control over their activities and can expect that only limited amounts of their time will be dedicated to Company activities. The Company's academic collaborators may have relationships with other commercial entities, some of which could compete with the Company.

RISKS ASSOCIATED WITH HAZARDOUS MATERIALS

     The Company's research and development involves the controlled use of hazardous materials, chemicals, various radioactive substances and viruses. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company may incur substantial costs to comply with environmental regulations if the Company develops manufacturing capacity.

DILUTION; ABSENCE OF DIVIDENDS

     Investors purchasing shares of Common Stock in this offering will incur dilution to the extent outstanding options and warrants are exercised. Under an agreement with the University of Michigan, the Company is obligated to issue a warrant to purchase shares of Common Stock at an exercise price of $10.00 per share, for a number of shares to be based on 1.25% of the Common Stock outstanding on the date, if any, of the first commercial sale of the Company's cold adapted intranasal influenza vaccine. Investors will incur additional dilution to the extent this warrant is issued and exercised. See "Dilution." The Company has not paid any dividends on its Common Stock since inception and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In October 1997, the Company's Board of Directors adopted a Share Purchase Rights Plan, commonly referred to as a "poison pill." In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of
Section 203 could have the effect of delaying or preventing a change of control of the Company. The Company's Certificate of Incorporation provides for staggered terms for the members of the Board of Directors. The staggered Board of Directors and certain other provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of delaying or preventing changes in control or management of the Company, which could adversely affect the market price of the Company's Common Stock.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder in the offering.

                                DIVIDEND POLICY

     Aviron has never paid any cash dividends on its Common Stock. The Company presently intends to retain earnings for use in its business and therefore does not anticipate paying cash dividends in the foreseeable future.

                              SELLING STOCKHOLDER

     The following table sets forth the name of the Selling Stockholder, the number of shares of Common Stock owned beneficially by the Selling Stockholder as of January 31, 1998 and the number of shares which may be offered pursuant to this Prospectus. This information is based upon information provided by the Selling Stockholder. The Selling Stockholder may sell all, some or none of their Common Stock being offered.

                          SHARES BENEFICIALLY      NUMBER      SHARES BENEFICIALLY
                             OWNED PRIOR TO       OF SHARES        OWNED AFTER
                              OFFERING(1)           BEING         OFFERING(1)(3)
                         ----------------------               ----------------------
NAME                      NUMBER     PERCENT(2)    OFFERED     NUMBER    PERCENT(2)
----                     ---------   -------      ---------   --------   --------

Biotech Target, S.A....  2,655,286    16.50%      2,314,286    341,000     2.12%

(1) The entity named in the table has sole voting and investment power with respect to all shares beneficially owned.

(2) Applicable percentage of ownership is based on 16,094,350 shares of Common Stock outstanding on March 17, 1998. Assumes the sale of all shares offered hereby. See "Plan of Distribution."

(3) Assumes the sale of all shares offered hereby.


                              PLAN OF DISTRIBUTION

     The Company is registering the shares of Common Stock offered by the Selling Stockholder hereunder pursuant to contractual registration rights contained in the Common Stock Purchase Agreement between Aviron and Biotech Target, S.A. executed on March 27, 1997 (the "Stock Purchase Agreement") and the Amended and Restated Investors Rights Agreement, which Biotech Target, S.A. executed on October 31, 1995 (the "Investors Rights Agreement"). Sales may be made on the Nasdaq National Market or in private transactions or in a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholder may from time to time enter into short sales and use the shares registered hereunder to cover such short positions. The Selling Stockholder may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principal or both (which compensation to a particular broker-dealer may be in excess of customary commissions). The Selling Stockholder and any persons who participate in the distribution of the Common Stock offered hereby may be deemed to be underwriters within the meaning of the Act, and any discounts, commissions or concessions received by them and any provided pursuant to the sale of shares by them might be deemed to be underwriting discounts and commissions under the Act.

     In order to comply with the securities laws of certain states, if applicable, the Common Stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The Company has agreed in the Stock Purchase Agreement and the Investors Rights Agreement to register the shares of Aviron Common Stock received by the Selling Stockholder pursuant to both such agreements under applicable Federal and state securities laws under certain circumstances and at certain times. Pursuant to such agreements, the Company has filed a registration statement related to the shares offered hereby and has agreed to keep such registration statement effective until the earlier of (i) March 27, 1999; or (ii) the sale of all the securities registered thereunder or (iii) such time as all shares may be sold without restriction under Rule 144. The Company will pay substantially all of the expenses incident to the offering and sale of the Common Stock to the public, other than commissions, concessions and discounts of underwriters, dealers or agents. Such expenses (excluding such commissions and discounts), are estimated to be $45,000. The Stock Purchase Agreement and the Investors Rights Agreement provides for cross-indemnification of the Selling Stockholder and the Company to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the Common Stock.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California. Cooley Godward LLP possesses a warrant for 16,666 shares of the Company's Common Stock. Certain attorneys at Cooley Godward LLP who have performed services for the Company own approximately an aggregate of 2,080 shares of Common Stock.

                                    EXPERTS

     The financial statements of Aviron appearing in Aviron's Annual Report (Form 10-K), as amended, for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

===========================================================

NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS
BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING MADE
HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN
OR MADE, SUCH INFORMATION AND REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT
AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                 ------------------------

                   TABLE OF CONTENTS

                                             PAGE
                                             ----
Available Information.......................   4
Additional Information......................   4
Incorporation of Certain
  Documents by Reference....................   4
Risk Factors................................   9
Use of Proceeds.............................  20
Dividend Policy.............................  20
Selling Stockholder.........................  21
Plan of Distribution........................  21
Legal Matters...............................  22
Experts.....................................  22

===========================================================

===========================================================

                        2,314,286 SHARES

                             AVIRON

                           COMMON STOCK


                     ----------------------

                            PROSPECTUS

                     -----------------------


                             ________, 1998


===========================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses payable by the Registrant in connection with the sale, issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee. None of these expenses will be paid by the Selling Securityholder.

     SEC Registration Fee..............   $15,000
     Printing Expenses.................     5,000
     Legal Fees and Expenses...........    15,000
     Accounting Fees and Expenses......    10,000

     Total.............................   $45,000
                                           ------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 145 of the Delaware General Corporation Law, Aviron has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Act. Aviron's Bylaws also provide that the Registrant will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent not prohibited by Delaware General Corporation Law.

     Aviron's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to Aviron and its stockholders. These provisions do not eliminate the director's duty of care, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, for any transaction from which the director derived an improper personal benefit and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware Law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


 EXHIBIT
  NUMBER           DESCRIPTION OF DOCUMENT
 -------           -----------------------
   1.1       Form of Underwriting Agreement.(1)
   3.1       Bylaws of the Registrant. (2)
   3.2       Restated Certificate of Incorporation of the Registrant. (2)
   4.1       Reference is made to Exhibits 3.1 and 3.2.
   4.2       Specimen Stock Certificate. (1)
   4.3       Warrant for Series A Preferred Stock, issued to The Mount Sinai
             School of Medicine of the City of New York. (1)
   4.4       Warrant for Series A Preferred Stock, issued to The Mount Sinai
             School of Medicine of the City of New York. (1)
   4.5       Warrant for Series A Preferred Stock, issued to The Mount Sinai
             School of Medicine of the City of New York. (1)
   4.6       Warrant for Series A Preferred Stock, issued to The Mount Sinai
             School of Medicine of the City of New York. (1)
   4.7       Warrant for Series C Preferred Stock, issued to Raymond, James &
             Associates. (1)
   4.8       Investors Rights Agreement, dated July 18, 1995, among the
             Registrant and the investors named thereon. (1)
   4.9       Common Stock Purchase Agreement between the Registrant and Biotech
             Target, S.A., dated as of March 27, 1997. (3)
   4.10      Rights Agreement between the Registrant and BankBoston, N.A., dated as of October 8, 1997.(5)
   4.11      Registration Rights Agreement dated as of March 15, 1998 by and among Aviron and the initial purchasers of 5 3/4% Convertible
             Subordinated Notes due 2005 (the "Notes")
   4.12      Indenture dated as of March 15, 1998 between Aviron and Marine
             Midland Bank as Trustee for the Notes.
   4.13      Purchase Agreement dated as of March 24, 1998 by and among Aviron and the initial purchasers of the Notes.
   5.1       Opinion of Cooley Godward LLP.
 +10.1       License Agreement between the Registrant and ARCH Development
             Corporation, dated July 1, 1992. (1)
 +10.2       Technology Transfer Agreement between the Registrant and The Mount
             Sinai School of Medicine of the City University of New York, dated
             February 9, 1993. (1)
 +10.3       Materials Transfer and Intellectual Property Agreement between the
             Registrant and the Regents of the University of Michigan, dated
             February 24, 1995. (1)
 +10.4       Stock Transfer Agreement between the Registrant and the Regents of the University of Michigan, dated February 24, 1995. (1)
 +10.5       Development and License Agreement between the Registrant and Sang-A
             Pharm. Co., Ltd., dated May 3, 1995. (1)
 +10.6       Cooperative Research and Development Agreement, between the
             Registrant and the National Institute of Health, dated May 30, 1995
             (1)
 +10.7       Heads of Agreement between the Registrant and SmithKline Beecham
             Biologicals S.A., dated October 8, 1995. (1)
 +10.8       Manufacturing and Development Agreement between the Registrant and
             Evans Medical Limited, dated November 7, 1995. (1)
  10.9       1996 Equity Incentive Plan. (1)
  10.10      1996 Non-Employee Directors' Stock Option Plan. (1)
  10.11      1996 Employee Stock Purchase Plan. (1)
  10.12      Industrial Lease between the Registrant and the Vanni Business Park
             General Partnership, dated August 29, 1995. (1)
 +10.13      First Amendment to License Agreement between the Registrant and
             ARCH Development Corporation, dated March 15, 1996. (1)
 +10.14      Biological Materials License Agreement between the Registrant and the National Institutes of Health, dated May 31, 1996. (1)
 +10.15      Contract Manufacture Agreement between the Registrant and Evans
             Medical Limited, dated as of April 16, 1997. (4)
++10.16      Production Agreement between the Registrant and Packaging
             Coordinators, Inc. dated as of October 31, 1997. (6)
  10.17      Facility Reservation Agreement between the Registrant and Packaging
             Coordinators, Inc. dated as of October 31, 1997. (6)
  23.1       Consent of Ernst & Young LLP, Independent Auditors.
  23.2       Consent of Cooley Godward LLP. Reference is made to
             Exhibit 5.1.
  27.1       Restated EPS Basic and Diluted for Third Quarter 1996
  27.2       Restated EPS Basic and Diluted for First Quarter 1997
  27.3       Restated EPS Basic and Diluted for Second Quarter 1997
  27.4       Restated EPS Basic and Diluted for Third Quarter 1997

------------------
 +    Confidential treatment has been granted for portions of this exhibit
++    Confidential treatment has been requested for portions of this exhibit.
(1) Incorporated by reference to the correspondingly numbered exhibit to the Company's Registration Statement on Form S-1, File No. 333-05209, filed June 5, 1996, as amended.
(2) Incorporated by reference to the correspondingly numbered exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, File No. 0-20815, filed December 20, 1996.
(3) Incorporated by reference to the correspondingly numbered exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, File No. 0-20815, filed May 15, 1997.
(4) Incorporated by reference to the correspondingly numbered exhibit to the Company's Current Report on Form 8-K File No. 0-20815, dated April 16, 1997 and filed July 21, 1997.
(5) Incorporated by reference to the correspondingly numbered exhibit to the Company's Current Report on Form 8-K File No. 0-20815, dated October 8, 1997 and filed October 10, 1997.

(6)   Previously filed with this Registration Statement.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on April 6, 1998.

                                         AVIRON


                                         By /s/ J. Leighton Read, M.D.
                                           _____________________________________
                                              J. Leighton Read, M.D.
                                              Chairman of the Board &
                                              Chief Executive Officer
                                              (Principal Executive Officer)



     Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capabilities and on the date indicated.

          SIGNATURE                            TITLE                           DATE
          ---------                            -----                           ----

/s/ J. Leighton Read, M.D.       Chairman of the Board & Chief             April 6, 1998
------------------------------   Executive Officer (Principal Executive
J. Leighton Read, M.D.           Officer)

/s/ Fred Kurland                 Chief Financial Officer (Principal        April 6, 1998
------------------------------   Financial and Accounting Officer)
Fred Kurland

    *                            Director                                  April 6, 1998
------------------------------
Reid W. Dennis

    *                            Director                                  April 6, 1998
------------------------------
Paul H. Klingenstein

    *                            Director                                  April 6, 1998
------------------------------
Bernard Roizman, Sc.D.

    *                            Director                                  April 6, 1998
------------------------------
L. James Strand, M.D.

    *                            Director                                  April 6, 1998
-----------------------------
Jane E. Shaw, Ph.D.


*By: /s/ J. Leighton Read, M.D.
     --------------------------
     J. Leighton Read, M.D.
        Attorney-in-Fact

                              INDEX TO EXHIBITS

 EXHIBIT
  NUMBER           DESCRIPTION OF DOCUMENT
 -------           -----------------------
   1.1       Form of Underwriting Agreement.(1)
   3.1       Bylaws of the Registrant. (2)
   3.2       Restated Certificate of Incorporation of the Registrant. (2)
   4.1       Reference is made to Exhibits 3.1 and 3.2.
   4.2       Specimen Stock Certificate. (1)
   4.3       Warrant for Series A Preferred Stock, issued to The Mount Sinai
             School of Medicine of the City of New York. (1)
   4.4       Warrant for Series A Preferred Stock, issued to The Mount Sinai
             School of Medicine of the City of New York. (1)
   4.5       Warrant for Series A Preferred Stock, issued to The Mount Sinai
             School of Medicine of the City of New York. (1)
   4.6       Warrant for Series A Preferred Stock, issued to The Mount Sinai
             School of Medicine of the City of New York. (1)
   4.7       Warrant for Series C Preferred Stock, issued to Raymond, James &
             Associates. (1)
   4.8       Investors Rights Agreement, dated July 18, 1995, among the
             Registrant and the investors named thereon. (1)
   4.9       Common Stock Purchase Agreement between the Registrant and Biotech
             Target, S.A., dated as of March 27, 1997. (3)
   4.10      Rights Agreement between the Registrant and BankBoston, N.A., dated as of October 8, 1997.(5)
   4.11      Registration Rights Agreement dated as of March 15, 1998 by and among Aviron and the initial purchasers of 5 3/4% Convertible
             Subordinated Notes due 2005 (the "Notes")
   4.12      Indenture dated as of March 15, 1998 between Aviron and Marine
             Midland Bank as Trustee for the Notes.
   4.13      Purchase Agreement dated as of March 24, 1998 by and among Aviron and the initial purchasers of the Notes.
   5.1       Opinion of Cooley Godward LLP.
 +10.1       License Agreement between the Registrant and ARCH Development
             Corporation, dated July 1, 1992. (1)
 +10.2       Technology Transfer Agreement between the Registrant and The Mount
             Sinai School of Medicine of the City University of New York, dated
             February 9, 1993. (1)
 +10.3       Materials Transfer and Intellectual Property Agreement between the
             Registrant and the Regents of the University of Michigan, dated
             February 24, 1995. (1)
 +10.4       Stock Transfer Agreement between the Registrant and the Regents of the University of Michigan, dated February 24, 1995. (1)
 +10.5       Development and License Agreement between the Registrant and Sang-A
             Pharm. Co., Ltd., dated May 3, 1995. (1)
 +10.6       Cooperative Research and Development Agreement, between the
             Registrant and the National Institute of Health, dated May 30, 1995
             (1)
 +10.7       Heads of Agreement between the Registrant and SmithKline Beecham
             Biologicals S.A., dated October 8, 1995. (1)
 +10.8       Manufacturing and Development Agreement between the Registrant and
             Evans Medical Limited, dated November 7, 1995. (1)
  10.9       1996 Equity Incentive Plan. (1)
  10.10      1996 Non-Employee Directors' Stock Option Plan. (1)
  10.11      1996 Employee Stock Purchase Plan. (1)
  10.12      Industrial Lease between the Registrant and the Vanni Business Park
             General Partnership, dated August 29, 1995. (1)
 +10.13      First Amendment to License Agreement between the Registrant and
             ARCH Development Corporation, dated March 15, 1996. (1)
 +10.14      Biological Materials License Agreement between the Registrant and the National Institutes of Health, dated May 31, 1996. (1)
 +10.15      Contract Manufacture Agreement between the Registrant and Evans
             Medical Limited, dated as of April 16, 1997. (4)
++10.16      Production Agreement between the Registrant and Packaging
             Coordinators, Inc. dated as of October 31, 1997. (6)
  10.17      Facility Reservation Agreement between the Registrant and Packaging
             Coordinators, Inc. dated as of October 31, 1997. (6)
  23.1       Consent of Ernst & Young LLP, Independent Auditors.
  23.2       Consent of Cooley Godward LLP. Reference is made to
             Exhibit 5.1.
  27.1       Restated EPS Basic and Diluted for Third Quarter 1996
  27.2       Restated EPS Basic and Diluted for First Quarter 1997
  27.3       Restated EPS Basic and Diluted for Second Quarter 1997
  27.4       Restated EPS Basic and Diluted for Third Quarter 1997

------------------
 +    Confidential treatment has been granted for portions of this exhibit
++    Confidential treatment has been requested for portions of this exhibit.
(1) Incorporated by reference to the correspondingly numbered exhibit to the Company's Registration Statement on Form S-1, File No. 333-05209, filed June 5, 1996, as amended.
(2) Incorporated by reference to the correspondingly numbered exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, File No. 0-20815, filed December 20, 1996.
(3) Incorporated by reference to the correspondingly numbered exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, File No. 0-20815, filed May 15, 1997.
(4) Incorporated by reference to the correspondingly numbered exhibit to the Company's Current Report on Form 8-K File No. 0-20815, dated April 16, 1997 and filed July 21, 1997.
(5) Incorporated by reference to the correspondingly numbered exhibit to the Company's Current Report on Form 8-K File No. 0-20815, dated October 8, 1997 and filed October 10, 1997.

(6)   Previously filed with this Registration Statement.